UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Commission File No.: 333-40954

CUSIP No.: 141836-10-6

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-QSB FOR THE PERIOD ENDING March 31, 2006

PART I - REGISTRANT INFORMATION

CCI Group, Inc.

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Full Name of Registrant

8 Sayre’s Path, Wainscott, New York 11975

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Address of Principal Executive Offices

PART II - Rule 12b-25(b) and (c)

If the subject report can not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(c), the following should be completed. (Check box if appropriate)

<(a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x]

 <(b) The subject quarterly report will be filed on or before the 5th calendar day following the prescribed due date: and

<(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-QSB for the period ended March 31, 2006 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Fred W. Jackson, Jr. (646) 827-9733

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(Name)       (Area Code and telephone number)

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the  Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

                                          [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results in  operations from the corresponding period for the last fiscal year will  be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [x] Yes   [ ] No

The Company revenues from operations for the three month period ended March 31, 2006 was approximately $950,000 compared with revenues of $579,024 for the comparable period in period in 2004.

CCI GROUP, INC.

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(Name of Registrant as specified in charter)

May 12, 2006                 /s/ Fred W. Jackson, Jr.

                                       Fred W. Jackson, Jr.

                                       President

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